Item 77I Deutsche Small Cap Core Fund (a series of Deutsche Investment Trust)

Institutional Class and Class R6 shares for Deutsche
Small Cap Core Fund became effective on June 1,
2016. Institutional Shares are generally available only to qualified institutions and are sold without a front-end sales load, a CDSC, a distribution fee or a service fee. Class R6 shares are sold solely to participants in certain retirement plans, without a front-end sales load, a CDSC, a distribution fee or a service fee.